EXHIBIT 12

James River Coal Company
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Successor Company				Predecessor Company
	Pro Forma Three Months Ended March 31, 2005(1)	Three Months Ended March 31, 2005	Pro Forma Eight Months Ended December 31, 2004(1)	Eight Months Ended December 31, 2004	Pro Forma Four Months Ended April 30, 2004(1)	Four Months Ended April 30, 2004	Three Months Ended March 31, 2004	Year Ended December 31,
								2003	2002	2001	2000
Earnings:
Income (loss) before income taxes	(976)	378	(2,751)	2,767	105,231	107,989	411	(59,652)	(67,222)	(26,527)	3,382
Fixed Charges	3,278	2,262	8,732	5,918	2,085	678	486	18,745	30,101	24,142	17,930
Total Earnings	2,302	2,640	5,981	8,685	107,316	108,667	897	(40,907)	(37,121)	(2,385)	21,312
Fixed Charges:
Interest expense, including amortization of debt issue costs	3,202	2,186	8,547	5,733	1,974	567	403	18,536	29,883	23,923	17,706
Estimated interest factor of rental expense	76	76	185	185	111	111	83	209	218	219	224
Total fixed charges	3,278	2,262	8,732	5,918	2,085	678	486	18,745	30,101	24,142	17,930
Preferred dividends	—	—	—	—	—	—	—	340	680	595	714
Total fixed charges and Preferred dividends	3,278	2,262	8,732	5,918	2,085	678	486	19,085	30,781	24,737	18,644
Ratio of earnings to fixed charges and preferred dividends	—	1.2	—	1.5	51.5	2.2	—	—	—	1.1
Deficiency of earnings to fixed charges and preferred dividends	976	—	2,751	—	—	—	—	59,992	67,902	27,122	—

(1)

The pro forma ratio of earnings to fixed charges gives effect to the refinancing from the proceeds of the concurrent debt offering. The pro forma ratio of earnings to fixed charges does not give effect to the Triad acquisition. See also “Unaudited Pro Forma Condensed Consolidated Financial Statements.”